SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Aptose Biosciences Inc.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

03835T101 (formerly 544192107)

(CUSIP Number)

January 27, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this

Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

----------

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 11 pages

Cusip No. 03835T101 (formerly 544192107)

1.	Name of Reporting Persons

Pinetree Income Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization

Ontario, Canada

	5.	Sole Voting Power

Number of		0
Shares
Beneficially	6.	Shared Voting Power
Owned by
Each		874,300
Reporting
Person	7.	Sole Dispositive Power
With
0

	8.	Shared Dispositive Power

874,300

9.	Aggregate Amount Beneficially Owned by each Reporting Person

874,300

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)

7.5%

12.	Type of Reporting Person (See Instructions)

PN

Page 2 of 11 pages

Cusip No. 03835T101 (formerly 544192107)

1.	Name of Reporting Persons

Pinetree Capital Investment Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization

Ontario, Canada

	5.	Sole Voting Power

Number of		0
Shares
Beneficially	6.	Shared Voting Power
Owned by
Each		874,300
Reporting
Person	7.	Sole Dispositive Power
With
0

	8.	Shared Dispositive Power

874,300

9.	Aggregate Amount Beneficially Owned by each Reporting Person

874,300

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)

7.5%

12.	Type of Reporting Person (See Instructions)

CO

Page 3 of 11 pages

Cusip No. 03835T101 (formerly 544192107)

1.	Name of Reporting Persons

Emerald Capital Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization

Alberta, Canada

	5.	Sole Voting Power

Number of		0
Shares
Beneficially	6.	Shared Voting Power
Owned by
Each		874,300
Reporting
Person	7.	Sole Dispositive Power
With
0

	8.	Shared Dispositive Power

874,300

9.	Aggregate Amount Beneficially Owned by each Reporting Person

874,300

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)

7.5%

12.	Type of Reporting Person (See Instructions)

CO

Page 4 of 11 pages

Cusip No. 03835T101 (formerly 544192107)

1.	Name of Reporting Persons

Pinetree Capital Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization

Ontario, Canada

	5.	Sole Voting Power

Number of		0
Shares
Beneficially	6.	Shared Voting Power
Owned by
Each		874,300
Reporting
Person	7.	Sole Dispositive Power
With
0

	8.	Shared Dispositive Power

874,300

9.	Aggregate Amount Beneficially Owned by each Reporting Person

874,300

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)

7.5%

12.	Type of Reporting Person (See Instructions)

CO

Page 5 of 11 pages

Item 1(a). Name of Issuer:

Aptose Biosciences Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

2 Meridian Road

Toronto, Ontario

M9W 4Z7

Canada

Item 2(a). Name of Person(s) Filing:

Pinetree Income Partnership

Pinetree Capital Investment Corp.

Emerald Capital Corp.

Pinetree Capital Ltd.

Item 2(b). Address of Principal Business Office, or if None, Residence:

The address of the principal business office of each of Pinetree Income Partnership (“PIP”), Pinetree Capital Investment Corp. (“PCIC”), Emerald Capital Corp. (“Emerald”) and Pinetree Capital Ltd. (“Pinetree”) is 130 King St. West, Suite 2500, Toronto, Ontario, Canada M5X 2A2.

Item 2(c). Citizenship:

PIP is a partnership organized under the laws of Ontario, Canada.

PCIC is a corporation organized under the laws of Ontario, Canada.

Emerald is a corporation organized under the laws of Alberta, Canada.

Pinetree is a corporation organized under the laws of Ontario, Canada.

Item 2(d). Title of Class of Securities:

Common Shares, without par value

Item 2(e). CUSIP Number:

03835T101 (formerly 544192107)

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act.

(b)	☐ Bank as defined in section 3(a)(6) of the Act.

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.

Page 6 of 11 pages

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________________.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of the date of this filing, PIP beneficially owns an aggregate of 874,300 Common Shares of the Issuer (the “PIP Shares”).

By virtue of PIP’s direct ownership of the PIP Shares and PCIC’s and Emerald’s collective ownership and control of PIP, and Pinetree’s ownership of PCIC and Emerald; PCIC, Emerald, and Pinetree may be deemed to have shared power to vote and dispose or direct the vote and direct the disposition of the PIP Shares.

As of the date of the Statement on Schedule 13G filed on November 26, 2014 by PIP, PCIC, Emerald, Pinetree and Sheldon Inwentash (“Inwentash”) (the “Schedule 13G”), Inwentash was deemed to beneficially own an aggregate of 1,487,633 Common Shares of the Issuer. This amount included, by virtue of Inwentash’s position as Chief Executive Officer of Pinetree, the Common Shares of the Issuer then held by PIP and 618,333 Common Shares of the Issuer that Inwentash owned directly (the “Inwentash Shares”). Effective January 27, 2015, Inwentash resigned from his position as Chief Executive Officer of Pinetree and ceased to have trading authority with regard to the PIP Shares. By virtue of these actions, Inwentash no longer may be deemed to have shared power to vote, or to dispose or direct the disposition of, the PIP Shares. As of the date of this filing, Inwentash continues to hold independently and has sole power to direct the vote, and to dispose or direct the disposition of, the Inwentash Shares. As such, Inwentash is filing a separate amendment to the Schedule 13G in respect of his own beneficial ownership of Common Shares of the Issuer.

Each of PCIC, Emerald and Pinetree disclaims beneficial ownership of the PIP Shares.

(b)	Percent of class:

The PIP Shares represent approximately 7.5% of the Issuer’s Common Shares, based on 11,652,069 issued and outstanding Common Shares of the Issuer as of January 27, 2015.

Page 7 of 11 pages

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:
	PIP:	0
	PCIC:	0
	Emerald:	0
	Pinetree:	0

(ii)	Shared power to vote or to direct the vote:
	PIP:	874,300
	PCIC:	874,300
	Emerald:	874,300
	Pinetree:	874,300

(iii)	Sole power to dispose or to direct the disposition of:
	PIP:	0
	PCIC:	0
	Emerald:	0
	Pinetree:	0

(iv)	Shared power to dispose or to direct the disposition of:
	PIP:	874,300
	PCIC:	874,300
	Emerald:	874,300
	Pinetree:	874,300

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Page 8 of 11 pages

Item 10. Certifications.

(a) Not applicable.

(b) Not applicable.

(c) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 9 of 11 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2015
(Date)
PINETREE INCOME PARTNERSHIP
By: /s/ Gerry Feldman_______
Name: Gerry Feldman
Title: Authorized Signing Officer

PINETREE CAPITAL INVESTMENT CORP.
By: /s/ Gerry Feldman_______
Name: Gerry Feldman
Title: Chief Financial Officer

EMERALD CAPITAL CORP.
By: /s/ Gerry Feldman_______
Name: Gerry Feldman
Title: Chief Financial Officer

PINETREE CAPITAL LTD.
By: /s/ Gerry Feldman_______
Name: Gerry Feldman
Title: VP Corporate Development and Chief Financial Officer

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

* Resolutions of the partners of Pinetree Income Partnership, dated as of June 13, 2014 (the “Resolutions”), appoint Mr. Feldman as Authorized Signing Officer. The Resolutions, which were filed as Exhibit 2 to Schedule 13D filed by Pinetree Income Partnership with respect to Overland Storage, Inc. on June 13, 2014, are incorporated herein by reference.

Page 10 of 11 pages

Exhibit 1

Joint Filing Agreement

Joint Filing Agreement, dated as of February 12, 2015, by and among Pinetree Income Partnership, Pinetree Capital Investment Corp., Emerald Capital Corp. and Pinetree Capital Ltd. (collectively, the “Parties”).

Each of the Parties hereto represents to the other Parties that it is eligible to use Schedule 13G to report its beneficial interest in common shares, without par value, of Aptose Biosciences Inc. (“Schedule 13G”) and it will file the Schedule 13G on behalf of itself.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13G and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13G, but not for the completeness or accuracy of the information concerning the other Parties except to the extent it knows or has reason to believe that any information about the other Parties is inaccurate.

PINETREE INCOME PARTNERSHIP
By: /s/ Gerry Feldman_______
Name: Gerry Feldman
Title: Authorized Signing Officer

PINETREE CAPITAL INVESTMENT CORP.
By: /s/ Gerry Feldman_______
Name: Gerry Feldman
Title: Chief Financial Officer

EMERALD CAPITAL CORP.
By: /s/ Gerry Feldman_______
Name: Gerry Feldman
Title: Chief Financial Officer

PINETREE CAPITAL LTD.
By: /s/ Gerry Feldman_______
Name: Gerry Feldman
Title: VP Corporate Development and Chief Financial Officer

Page 11 of 11 pages